Exhibit 99.4

QUALIFIED PERSON CONSENT

TO:	Alexco Resource Corp. British Columbia Securities Commission Alberta Securities Commission

Ontario Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

United States Securities and Exchange Commission

Toronto Stock Exchange

Dear Sirs/Mesdames:

RE:	Technical Report

I hereby consent to the public filing of the technical report entitled, "Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada" with an effective date of January 3, 2017 (the "Technical Report") by Alexco Resource Corp. (the "Company").

I also consent to any extracts from or a summary of the Technical Report in the Company's news release dated March 29, 2017 (the "Disclosure Document"). I certify that I have read the Disclosure Document and that such document fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 29th day of March, 2017.

Yours truly,

(Signed) “Torben Jensen”

Torben Jensen P. Eng.